Mail Stop 3561

July 19, 2007

<u>Via U.S. Mail</u>

Susan Mills
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street, 14th Floor
New York, NY 10013

Re: Citigroup HELOC Trust 2006-NCB1
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007

Form 10-D for the monthly distribution period from November 1, 2006 to
November 30, 2006
Filed December 21, 2006
File No. 333-131136-03

Dear Ms. Mills,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 1114(b)(2) and 1115(b) of Regulation AB

1. We note that you are incorporating by reference the financial statements of Ambac Assurance Corporation. Please note that incorporation by reference must comply with all applicable rules. Refer to Instruction 1. to Item 1100(c)(1) of Regulation AB. Please

revise your disclosure here to provide the file number(s) so that investors may locate the incorporated information. Also, please revise your exhibit list to include the incorporated information. Refer to Item 601(b)(13) of Regulation S-K, Rule 303 of Regulation S-T, and Rule 12b-23 under the Exchange Act.

Signatures

2. Please revise the signature block of your Form 10-K to clearly indicate that Ms. Mills is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits 33(b) and 33(c) - Report on Assessment of Compliance with Servicing Criteria

3. Please revise both assessments to state that the party has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to each vendor. Also state that each vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB. Refer to Regulation AB Telephone Interpretation 17.06.

4. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criterion set forth in subparagraph (d)(1)(iii) was deemed not applicable.

Exhibit 35

5. Please tell us why a servicer compliance statement was not provided by Citibank N.A. A servicer compliance statement is required for each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB. See Instruction to Item 1123 and Regulation AB Telephone Interpretation 12.01 available on our website.

Form 10-D
Item 7. Significant Enhancement Provider Information

6. Your statement "None" infers that you have no significant enhancement provider. Please revise to clarify that there are no updates, if true. Otherwise, in a manner similar to revisions requested in comment 1 above, please revise your disclosure here and revise your exhibit list to provide the file number(s) so that investors may locate the incorporated information.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Mary Reisert
Legal Department, Citibank Global Markets Inc.
via facsimile: (646) 291-1461